Exhibit 99.1

Allot Announces Fourth Quarter & Full Year 2021
Financial Results

Total ARR up 39% year-over-year; New security recurring revenue deals executed in 2021 added $193 million of incremental MAR;

Hod Hasharon, Israel – February 15, 2022 - Allot Ltd. (NASDAQ: ALLT, TASE: ALLT), a leading global provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, today announced its unaudited fourth quarter and full year 2021 financial results.

 Financial Highlights

•	Fourth quarter revenues were $41.0 million, up 5% year-over-year;

•	Full year revenues were $145.6 million, up 7% year-over-year;

•	Gross margin on a non-GAAP basis in 2021 was 70% compared to 71% in 2020;

•	Total ARR* for December 2021, including SECaaS ARR* and Support & Maintenance ARR* was $47 million, up 39% year-over-year;

•	Incremental MAR** (maximum annual revenue potential of concluded transactions) reported for the year 2021 was $193 million;

•	GAAP operating loss for Q4 2021 was $3.7 million compared to $1.2 in Q4 2020;

•	Non-GAAP operating loss for Q4 2021 was $2 million compared to an operating profit of $0.5 million in Q4 2020;

Financial Outlook

For 2022, management expects:

•	Revenues to be between $147-153 million;

•	Additional recurring security deals to be executed, providing incremental MAR** of more than $180 million;

•	December 2022 total ARR* including SECaaS ARR* and Support & Maintenance ARR* to be between $61-$73 million, representing more than 40% year-over-year growth versus 2021 at the midpoint;

•	December 2022 SECaaS ARR* to be between $20-$30 million;

•	Recurring security revenue to be between $10-$15 million;

Management Comment

Erez Antebi, President & CEO of Allot, commented: “During 2021 more of our SECaaS partners began to launch their service, and we started to show traction and revenue growth from recurring security services. This year, more network-based security deals were signed by operators worldwide than in any previous year. By our count, we won most of these deals that were closed during the year. We see this as a testament to the accelerated growth in the network-based security market, as well as our leadership and strength in the market. I expect this trend will continue in 2022 and beyond.”

Convertible Notes

The Company issued a separate Press Release announcing the signing of a $40 million private financing with Lynrock Lake Master Fund LP.

 Q4 2021 Financial Results Summary

Total revenues for the fourth quarter of 2021 were $41.0 million, an increase of 5% compared to $39.1 million in the fourth quarter of 2020.

Gross profit on a GAAP basis for the fourth quarter of 2021 was $28.5 million (gross margin of 69.5%), a 4% improvement compared with $27.5 million (gross margin of 70.3%) in the fourth quarter of 2020.

Gross profit on a non-GAAP basis for the fourth quarter of 2021 was $28.7 million (gross margin of 70.2%), a 4% improvement compared with $27.7 million (gross margin of 70.9%) in the fourth quarter of 2020.

Net loss on a GAAP basis for the fourth quarter of 2021 was $4.0 million, or $0.11 per basic share, compared with a net loss of $1.7 million, or $0.05 per basic share, in the fourth quarter of 2020.

Net loss on a non-GAAP for the fourth quarter of 2021 was $2.1 million, or $0.06 loss per basic share compared with a net income of $0.4 million, or $0.01 earning per basic share, in the fourth quarter of 2020.

2021 Financial Results Summary

Total revenues for 2021 were $145.6 million, an increase of 7% compared to $135.9 million in 2020.

Gross profit on a GAAP basis for 2021 was $101.0 million (gross margin of 69.4%), a 5% improvement compared with $95.8 million (gross margin of 70.5%) in 2020.

Gross profit on a non-GAAP basis for 2021 was $102.2 million (gross margin of 70.2%), a 6% improvement compared with $96.8 million (gross margin of 71.2%) in 2020.

Net loss on a GAAP basis for 2021 was $15.0 million, or $0.42 per basic share, compared with a net loss of $9.3 million, or $0.27 per basic share, in 2020.

Net loss on a non-GAAP basis for 2021 was $6.0 million, or $0.17 per basic share, compared with a net loss of $3.6 million, or $0.10 per basic share, in 2020.

Cash and investments as of December 31, 2021 totaled $85.7 million, compared to $99.4 million as of December 31, 2020.

# # #

Conference Call & Webcast:

The Allot management team will host a conference call to discuss fourth quarter and full year 2021 earnings results today, February 15, 2022 at 8:30 am ET, 3:30 pm Israel time. To access the conference call, please dial one of the following numbers:

US:  1-888-668-5032, Israel: +972-3-918-0609

A live webcast and, following the end of the call, an archive of the conference call, will be accessible on the Allot website at: http://investors.allot.com/index.cfm

About Allot

Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a leading provider of innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot's multi-service platforms are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry leading network-based security-as-a-service solution has achieved over 50% penetration with some service providers and is already used by over 20 million subscribers in Europe. Allot. See. Control. Secure.

For more information, visit www.allot.com

*  Total ARR - Support & Maintenance ARR (measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4) and SECaaS ARR (measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12).

**  MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

GAAP to Non-GAAP Reconciliation:

The difference between GAAP and non-GAAP revenues is related to the acquisitions made by the Company and represents revenues adjusted for the impact of the fair value adjustment to acquired deferred revenue related to purchase accounting. Non-GAAP net income is defined as GAAP net income after including deferred revenues related to the fair value adjustment resulting from purchase accounting and excluding stock-based compensation expenses, amortization of acquisition-related intangible assets, deferred tax asset adjustment, changes in taxes related items and other acquisition-related expenses.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures. The non-GAAP results and a full reconciliation between GAAP and non-GAAP results is provided in the accompanying Table 2. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

Safe Harbor Statement

This release contains forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements set forth in such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; the timing of completion of key project milestones which impact the timing of our revenue recognition; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on fourth party channel partners for a material portion of our revenues; court approval of the Company’s proposed share buy-back program; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact: GK Investor Relations Ehud Helft +1 212 378 8040 allot@gkir.com	Public Relations Contact: Seth Greenberg, Allot Ltd. +972 54 922 2294 sgreenberg@allot.com

TABLE  - 1
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$40,974	$39,091	$145,600	$135,922
Cost of revenues	12,516	11,627	44,553	40,082
Gross profit	28,458	27,464	101,047	95,840

Operating expenses:
Research and development costs, net	13,005	12,611	47,093	43,447
Sales and marketing	15,025	12,787	52,337	47,528
General and administrative	4,145	3,223	15,145	13,894
Total operating expenses	32,175	28,621	114,575	104,869
Operating loss	(3,717)	(1,157)	(13,528)	(9,029)
Financial and other income, net	176	343	339	1,857
Loss before income tax expenses	(3,541)	(814)	(13,189)	(7,172)

Tax expenses	489	867	1,851	2,176
Net Loss	(4,030)	(1,681)	(15,040)	(9,348)

Basic net loss per share	$(0.11)	$(0.05)	$(0.42)	$(0.27)

Diluted net loss per share	$(0.11)	$(0.05)	$(0.42)	$(0.27)

Weighted average number of shares used in
computing basic net loss per share	36,426,471	35,317,213	36,050,540	35,007,201

Weighted average number of shares used in
computing diluted net loss per share	36,426,471	35,317,213	36,050,540	35,007,201

TABLE  - 2
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP cost of revenues	$12,516	$11,627	$44,553	$40,082
Share-based compensation (1)	(137)	(113)	(581)	(355)
Amortization of intangible assets (2)	(152)	(152)	(608)	(608)
Non-GAAP cost of revenues	$12,227	$11,362	$43,364	$39,119

GAAP gross profit	$28,458	$27,464	$101,047	$95,840
Gross profit adjustments	289	265	1,189	963
Non-GAAP gross profit	$28,747	$27,729	$102,236	$96,803

GAAP operating expenses	$32,175	$28,621	$114,575	$104,869
Share-based compensation (1)	(1,749)	(1,663)	(7,419)	(4,843)
Expenses related to M&A activities (3)	-	-	-	(82)
Changes in taxes and headcount related items (4)	367	296	367	296
Non-GAAP operating expenses	$30,793	$27,254	$107,523	$100,240

GAAP financial and other income	$176	$343	$339	$1,857
Exchange rate differences*	12	(84)	454	(552)
Non-GAAP Financial and other income	$188	$259	$793	$1,305

GAAP taxes on income	$489	$867	$1,851	$2,176
Tax expenses in respect of net deferred tax asset recorded	(118)	(15)	(282)	(202)
Changes in tax related items	(100)	(500)	(100)	(500)
Non-GAAP taxes on income	$271	$352	$1,469	$1,474

GAAP Net Loss	$(4,030)	$(1,681)	$(15,040)	$(9,348)
Share-based compensation (1)	1,886	1,776	8,000	5,198
Amortization of intangible assets (2)	152	152	608	608
Expenses related to M&A activities (3)	-	-	-	82
Changes in taxes and headcount related items (4)	(367)	(296)	(367)	(296)
Exchange rate differences*	12	(84)	454	(552)
Tax expenses in respect of net deferred tax asset recorded	118	15	282	202
Changes in tax related items	100	500	100	500
Non-GAAP Net income (loss)	$(2,129)	$382	$(5,963)	$(3,606)

GAAP Loss per share (diluted)	$(0.11)	$(0.05)	$(0.42)	$(0.27)
Share-based compensation	0.05	0.05	0.22	0.15
Amortization of intangible assets	0.00	0.01	0.02	0.02
Expenses related to M&A activities	-	-	-	0.01
Changes in taxes and headcount related items	(0.01)	(0.01)	(0.01)	(0.01)
Exchange rate differences*	0.01	(0.00)	0.02	(0.01)
Changes in tax related items	0.00	0.01	0.00	0.01
Non-GAAP Net income (loss) per share (diluted)	$(0.06)	$0.01	$(0.17)	$(0.10)

Weighted average number of shares used in
computing GAAP diluted net loss per share	36,426,471	35,317,213	36,050,540	35,007,201

Weighted average number of shares used in
computing non-GAAP diluted net loss per share	36,426,471	37,574,546	36,050,540	35,007,201

* Financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.

TABLE  - 2 cont.
ALLOT LTD.
AND ITS SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)

(1) Share-based compensation:
Cost of revenues	$137	$113	$581	$355
Research and development costs, net	646	412	2,499	1,368
Sales and marketing	740	683	3,212	2,145
General and administrative	363	568	1,708	1,330
	$1,886	$1,776	$8,000	$5,198

(2) Amortization of intangible assets
Cost of revenues	$152	$152	$608	$608
	$152	$152	$608	$608

(3) Expenses related to M&A activities
Research and development costs, net	$-	$-	$-	$82
	$-	$-	$-	$82

(4) Changes in taxes and headcount related items
Sales and marketing	$(367)	$(296)	$(367)	$(296)
	$(367)	$(296)	$(367)	$(296)

TABLE  - 3
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2021	2020
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,717	$23,599
Short-term bank deposits	60,720	47,225
Restricted deposits	1,480	1,200
Available-for-sale marketable securities	11,531	27,178
Trade receivables, net	30,829	20,685
Other receivables and prepaid expenses	8,490	14,205
Inventories	11,092	12,586
Total current assets	135,859	146,678

LONG-TERM ASSETS:
Long-term bank deposits	215	215
Severance pay fund	407	434
Operating lease right-of-use assets	8,513	4,458
Trade receivables, net	6,643	-
Deferred taxes	(0)	420
Other assets	1,639	2,975
Total long-term assets	17,417	8,502

PROPERTY AND EQUIPMENT, NET	15,000	11,993
GOODWILL AND INTANGIBLE ASSETS, NET	35,138	34,427

Total assets	$203,414	$201,600

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$3,940	$2,092
Deferred revenues	22,138	26,658
Short-term operating lease liabilities	2,785	2,813
Other payables and accrued expenses	26,250	27,299
Total current liabilities	55,113	58,862

LONG-TERM LIABILITIES:
Deferred revenues	15,942	9,782
Long-term operating lease liabilities	5,467	1,835
Accrued severance pay	884	969
Total long-term liabilities	22,293	12,586

SHAREHOLDERS' EQUITY	126,008	130,152

Total liabilities and shareholders' equity	$203,414	$201,600

TABLE  - 4
ALLOT LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities:

Net Loss	$(4,030)	$(1,681)	$(15,040)	$(9,348)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,255	1,041	4,635	3,704
Stock-based compensation	1,886	1,776	8,000	5,198
Amortization of intangible assets	235	152	941	608
Capital loss	-	18	-	18
Increase (Decrease) in accrued severance pay, net	(14)	92	(58)	128
Decrease (Increase) in other assets	(138)	(2,315)	1,006	(2,048)
Decrease in accrued interest and amortization of premium on marketable securities	17	11	182	357
Changes in operating leases, net	(84)	198	(451)	(413)
Decrease (Increase) in trade receivables	(6,250)	(1,740)	(16,787)	8,323
Decrease (Increase) in other receivables and prepaid expenses	1,197	(6,126)	4,902	(7,272)
Decrease (Increase) in inventories	(2,194)	2,950	1,494	(1,918)
Decrease (Increase) in long-term deferred taxes, net	255	(76)	420	96
Increase (Decrease) in trade payables	2,552	(8,807)	1,848	(9,584)
Increase in employees and payroll accruals	2,531	2,395	458	2,047
Increase (Decrease) in deferred revenues	(9,684)	4,215	1,640	(5,182)
Increase (Decrease) in other payables, accrued expenses and other long term liabilities	1,938	2,091	(1,559)	3,061

Net cash used in operating activities	(10,528)	(5,806)	(8,369)	(12,225)

Cash flows from investing activities:
Decrease (Increase) in restricted deposit	120	519	(280)	32,896
Redemption of (Investment in) short-term deposits	14,205	7,936	(13,495)	(41,883)
Purchase of property and equipment	(3,051)	(2,035)	(7,642)	(7,582)
Investment in available-for sale marketable securities	-	(844)	-	(1,219)
Proceeds from redemption or sale of available-for sale marketable securities	5,162	5,483	15,094	34,847
Net cash provided by (used in) investing activities	16,436	11,059	(6,323)	17,059

Cash flows from financing activities:

Proceeds from exercise of stock options	150	155	2,810	1,835
Net cash provided by financing activities	150	155	2,810	1,835

Increase (Decrease) in cash and cash equivalents	6,058	5,408	(11,882)	6,669
Cash and cash equivalents at the beginning of the period	5,659	18,191	23,599	16,930

Cash and cash equivalents at the end of the period	$11,717	$23,599	$11,717	$23,599

Other financial metrics (Unaudited)
U.S. dollars in millions, except number of full time employees, % of top-10 end-customers out of revenues and number of shares

	Q4-2021		FY 2021		FY 2020
Revenues geographic breakdown
Americas	9.8	24%	19.4	14%	8.1	6%
EMEA	16.5	40%	82.0	56%	104.3	77%
Asia Pacific	14.7	36%	44.2	30%	23.5	17%
	41.0	100%	145.6	100%	135.9	100%

Breakdown between products & services revenues
Products	23.2	56%	88.1	60%	92.5	68%
Professional Services	7.3	18%	19.3	14%	13.3	10%
Support & Maintenance	10.5	26%	38.2	26%	30.1	22%
	41.0	100%	145.6	100%	135.9	100%

Revenues per customer type
CSP	34.5	84%	116.9	80%	114.8	84%
Enterprise	6.5	16%	28.7	20%	21.1	16%
	41.0	100%	145.6	100%	135.9	100%

Security revenues			40.1		22.8

SECaaS (Security as a Service) revenues			4.1		1.9

Incremental MAR*			193.0		192.0

Backlog (end of period)			88.6		109.7

% of top-10 end-customers out of revenues	69%		51%		71%

Total number of full time employees (end of period)	741		741		676

Non-GAAP Weighted average number of basic shares (in millions)	36.4		36.1		35

Non-GAAP weighted average number of fully diluted shares (in millions)	38.6		38.4		37.2

*  MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service (the MAR of previous years ($ millions): 2018- 3, 2019- 85)

SECaaS (Security as a Service) revenues- U.S. dollars in millions (Unaudited)

Q4-2021:	1.3
Q3-2021:	1.2
Q2-2021:	0.9
Q1-2021:	0.8

SECaaS ARR* (annualized recurring revenues)- U.S. dollars in millions (Unaudited)

Dec. 2021:	5.2
Dec. 2020:	2.7
Dec. 2019:	0.5

* ARR: annualized recurring SECaaS revenues, calculated based on the monthly revenues multiplied by 12

ARR - U.S. dollars in millions (Unaudited)

	Dec. 2020	Dec. 2021	Dec. 2022 estimation	2021 vs. 2020	2022 (est.) vs. 2021
Support & maintenance ARR *	31.2	42.0	41-43	35%	(2%)-2%

SECaaS ARR **	2.7	5.2	20-30	93%	285%-477%

Total ARR	33.9	47.2	61-73	39%	29%-55%

* Support & Maintenance ARR measures the current annual run rate of the support & maintenance revenues, which is calculated based on these expected revenues in the fourth quarter and multiplied by 4.

** SECaaS ARR measures the current annual run rate of the SECaaS revenues, which is calculated based on these expected revenues in the current month of December and multiplied by 12.